Exhibit 1.01

Conflict Minerals Report of The Kroger Co.

For the calendar-year reporting period ended December 31, 2017

This is the Conflict Minerals Report (“Report”) of The Kroger Co. (“Kroger” or “we”) for calendar year 2017 in accordance with Section 13(p) of the Securities Exchange Act of 1934, as amended, and Rule 13p-1 and Form SD thereunder (collectively, the “Rule”).  Please refer to the text of the Rule and the release of the SEC adopting the Rule, SEC Release No. 34-67716, for definitions of the terms used in this Report, unless otherwise defined herein.

In accordance with the Rule, Kroger undertook a good faith reasonable country of origin inquiry with respect to those Conflict Minerals contained in products that we either manufactured or contracted with non-affiliated third parties to manufacture, which we believe are necessary to the functionality or production of those products (“necessary Conflict Minerals”). As part of this process, we reviewed private label products contracted by us to be manufactured by non-affiliated third parties during the reporting period that might or do contain one or more necessary Conflict Minerals (the “Covered Products”).  The Covered Products are items in the following categories: jewelry, indoor home décor and lighting, and outdoor yard décor. We further assumed that the Conflict Minerals contained in those products are or may be necessary to the functionality or production of the products. As a company that primarily contracts with others to manufacture products that contain Conflict Minerals, Kroger is several levels removed from both the actual mining, and subsequent processing by smelters or refiners, of Conflict Minerals. Kroger does not make purchases of raw ore or unrefined Conflict Minerals and makes no purchases in the Democratic Republic of Congo or an adjoining country (collectively, the “Covered Countries”). Given the complexity of our supply chain, we necessarily have to rely on our direct suppliers for information regarding the origination of Conflict Minerals.

Our Conflict Minerals compliance program in effect during 2017 was designed to follow the supplier engagement framework adopted by the Organization for Economic Co-Operation and Development in their Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, and the accompanying Supplements for the “3T’s” (tin, tungsten and tantalum) and gold (“OECD Due Diligence Guidance”). Our reasonable country of origin inquiry utilized the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative’s Conflict Minerals Reporting Template (the “EICC/GeSI Template”) to survey our first-tier suppliers. The template was designed by EICC and GeSI, under the auspices of the OECD Due Diligence Guidance as part of their joint Conflict-Free Sourcing Initiative, to facilitate disclosure and communication of information regarding the supply chain of a downstream company like Kroger.

We previously adopted the Kroger Conflict Minerals Policy, which is publicly available on our website at www.thekrogerco.com/vendors-suppliers/general-merchandise-compliance. The policy sets forth Kroger’s expectations that our third party suppliers will actively support our compliance efforts by: (1) sourcing Conflict Minerals only from facilities located outside of the Covered Countries or that have been identified via audit by an independent third party as “conflict free” if mined or processed in the Covered Countries; (2) completing the EICC/GeSI questionnaire; (3) making available information on its due diligence used in determining the source of any conflict minerals upon Kroger’s request; and (4) developing policies, due diligence frameworks, and management systems that are consistent with our policy.

During 2017, we continued the process of ensuring existing and new suppliers complete the Conflict Minerals survey.  The survey included the EICC/GeSI Template and contained questions regarding (1) the origin of any Conflict Minerals provided by the supplier, (2) the supplier’s due diligence regarding the source of any Conflict Minerals, (3) the supplier’s conflict-free policy, if any, (4) the supplier’s engagement with its direct suppliers, and (5) the smelters or refiners used by the supplier and its suppliers.  Based on the survey responses we have received to date, we have seen no indication that any of the suppliers responding to our survey are sourcing or have sourced Conflict Minerals from any of the Covered Countries.

Based on information provided by the suppliers, the Covered Products that may contain gold or tin are jewelry and home décor and the Covered Products that may contain tungsten are jewelry, lighting and outdoor yard décor items. The responses included varying degrees of information regarding the names and locations of smelters or refiners used by the suppliers. However, there was not sufficient information to conclusively determine the countries of origin of all of the necessary Conflict Minerals contained in the Covered Products, or whether these necessary Conflict Minerals, were derived from recycled or scrap sources.

Based on our reasonable country of origin inquiry, Kroger does not have any reason to believe Conflict Minerals used in any of our private label products were sourced from one of the Covered Countries.  Because there is no reason to believe the Conflict Minerals may not have come from reputable sources, no further investigation into the origin was completed and this Report was not subjected to an independent private sector audit.

We intend to continue to implement steps to improve both the quality and amount of the information gathered from our suppliers through the reasonable country of origin inquiry and work with our suppliers more collaboratively to further mitigate the risk that any necessary Conflict Minerals benefit or finance armed groups in any of the Covered Countries.  Steps we took in 2017 as a part of our Conflict Minerals compliance program include the following:

•                  Partnered with an overseas agent to provide an onsite training course for overseas lighting suppliers in the local language. The course includes a Conflict Minerals Rule overview, Kroger’s Conflict Minerals Policy, recommendations for suppliers to establish their Conflict Minerals compliance program, and a Kroger factory audit summary and analysis.  The course also featured and highlighted a factory who was identified with a well-developed Conflict Minerals compliance management program during the factory audit.

•                  Engaged a third party and developed Conflict Minerals training materials. It is mandatory for international and domestic suppliers and Kroger category managers, and product developers of Covered Products to complete the training and return the training record to the Kroger conflict minerals management team. Frequent reminders were sent to non-responsive suppliers requesting the completion of the training.

•                  Dedicated a Supplier Integrity team to develop a centralized supplier management system called Supplier Hub. Supplier Hub will facilitate the supplier compliance assessment through increased transparency and traceability within the supply chain.

•                  Participated in National Retail Federation  Conflict Minerals working group.

Current and near term steps include, but are not limited to, the following:

•                  Engage with suppliers who did not respond to Conflict Minerals training in 2017 and encourage them to complete the training and return training records to the Kroger conflict minerals management team.

•                  Complete Phase 1 development of Supplier Hub that can manage supplier compliance and facilitate the conflict minerals survey.

•                  Continue to engage with existing and new suppliers to educate them on Kroger’s Conflict Minerals Policy.

•                  Continue to engage with suppliers that did not respond to the survey and with new suppliers to complete the survey.